May 22, 2014

Mr. Paul Cline

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Form 10-K for Fiscal Period Ended December 31, 2013

Filed February 28, 2014

File No. 000-22759

Dear Mr. Cline:

We are in receipt of the letter from Gus Rodriguez of the Staff dated May 9, 2014, wherein comments were provided in respect of the Form 10-K for the fiscal year ended December 31, 2013 (“2013 Annual Report”) filed by Bank of the Ozarks, Inc. (the “Company”) on February 28, 2014, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our response is numbered to correspond to the number used to designate the Staff’s comment in the comment letter, and we have restated the Staff’s comment in its entirety with our response following immediately thereafter. In our response, we have agreed to revise the disclosure in future filings. However, any changes that we make in future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

Form 10-K for Fiscal Period Ended December 31, 2013

Allowance for Loan and Lease Losses (“ALLL”) and Credit Quality Indicators, page 128

1.

You disclose on page 79 that your ratio of the allowance for loan and lease losses to non—performing loans and leases has increased from 168% in 2008 to 492% in 2013. Despite the small and decreasing amounts of loan and lease charge-offs and the noticeable improvement in asset quality you have continuously recognized provisions for loan and lease losses over this five year period. Please tell us and revise future filings to provide a more detailed discussion of the changes in your credit quality since your methodology for determining the allowance for loan and leases losses does not appear to capture the apparent improvement in credit quality in your loan portfolio. In your revised disclosures, discuss the significant increase in the allowance for loan and lease losses as a percentage of non-accrual loans and nonperforming assets for each period with a particular focus on the last four fiscal periods when the ratio of the allowance to total loans and leases to non-performing assets has increased from almost 300% in 2009 to almost 500% in 2013. Please be sure to address why the high allowance for loan and lease losses is reasonable in light of your loan concentration of almost 50% in Texas disclosed on page 59, a state that has achieved strong economic results over the past decade and with a low level of non-performing loans of $266,000 that you disclose on page 78. This implies that the majority of your allowance for loan and lease losses is for the loans not originated in Texas. However, the non-performing loans and leases outside of Texas have been in a fairly tight range of $9 to $14

Mr. Paul Cline

May 22, 2014

million over the last four years. Despite this fairly tight range of non-performing loans over the last several years you have an allowance for loans and lease losses of $42.9 million at December 31, 2013. In your response, please explain why you believe your allowance for loan and lease losses was directionally consistent considering asset quality improvements and why you believe your allowance for loan and lease losses was appropriate for these periods.

Response: For purposes of this response, any reference to “loans and leases” or our “loan and lease portfolio” specifically excludes covered loans and purchased non-covered loans unless noted otherwise. In response to the Staff’s comment, we respectively submit that we have historically disclosed the ratio of ALLL to nonperforming loans and leases as we believe this is a ratio commonly used by the industry. However, for the reasons discussed in this paragraph, we believe this ratio provides only limited insight as to the appropriate level of ALLL for our loan and lease portfolio. As part of our ongoing loan and lease monitoring process, once we are able to identify and reasonably quantify a potential loss associated with individual nonperforming loans and leases, we are very pro-active in charging off such estimated loss amount against our ALLL as a reduction of the outstanding loan or lease balance. Accordingly, at most reporting periods, only a small amount of our ALLL is needed for potential losses on nonperforming loans and leases. This is evident from the table included on page 131 of the 2013 Annual Report in note 6 to our consolidated financial statements. At December 31, 2013, we had $1.3 million of our ALLL specifically identified as necessary to cover potential losses in our impaired loans and leases not previously charged-off. Similarly, at December 31, 2012, 2011, 2010 and 2009, respectively, we had $1.5 million, $1.8 million, $2.0 million and $1.7 million of our ALLL specifically identified as necessary to cover potential losses in our impaired loans and leases not previously charged-off. We also note that from 2009 through 2013, such impaired loans and leases accounted for most of our nonperforming loans and leases. Specifically, at December 31, 2013, 2012, 2011, 2010 and 2009, respectively, impaired loans and leases comprised approximately 93%, 89%, 93%, 85% and 81% of our total nonperforming loans and leases. Accordingly, only a small percentage of our ALLL is maintained for losses inherent in our nonperforming loans and leases.

The substantial majority of our ALLL is maintained for the remainder of the loan and lease portfolio, with such ALLL maintained at a level we believe is appropriate to absorb probable incurred losses in the loan and lease portfolio and is generally determined by applying various loss allocation factors based on each individual loan or lease risk rating. For loans that are not risk rated, we apply various loss allocation factors based on the past due status of each individual loan. In all cases, the loss allocation factors are determined based on the actual historical performance of the loan and lease portfolio. We also include allocations for qualitative factors including concentrations of credit, general economic and business conditions, trends that could affect collateral values, and expectations regarding the current business cycle. In recent years, allocations related to concentrations of credit have been increasing as a result of growth in the portfolio, including the volume of larger credits, and the allocations related to general economic and business conditions, trends that could affect collateral values, and expectations regarding the current business cycle have been decreasing due to improving economic conditions.

As indicated in the table on page 59 of our 2013 Annual Report, our loan and lease portfolio grew approximately $235 million in 2012 and approximately $517 million in 2013 following three years of either no growth or only minimal growth. This loan growth during recent years, particularly the level of growth in 2013, has resulted in an increase in the aggregate amount of our ALLL due to the increased volume of outstanding loans and leases.

Mr. Paul Cline

May 22, 2014

Conversely, our ALLL as a percentage of our loan and lease portfolio has decreased from 2009 to 2013. Our ALLL as a percentage of loans and leases was 2.08% at December 31, 2009, increased slightly to 2.17% at December 31, 2010 and has since decreased each year-end thereafter (2.08% at December 31, 2011, 1.83% at December 31, 2012 and 1.63% at December 31, 2013), reflecting the improving trend in asset quality in our loan and lease portfolio as indicated by the various asset quality metrics and the improvement in the overall risk ratings of the loan and lease portfolio.

When evaluating all relevant factors from 2009 through 2013, we concluded that our ALLL is directionally consistent with the changes in the volume and quality of our loan and lease portfolio for each year and for the aggregate five year period from 2009 through 2013. This conclusion is supported by the fact that our ALLL as a percent of loans and leases has decreased and, until December 31, 2013, a year in which we experienced significant loan and lease growth, the aggregate amount of ALLL has generally decreased ($39.6 million at December 31, 2009, down to $38.7 million at December 31, 2012, before increasing to $42.9 million at December 31, 2013). Given these facts, we have determined that our ALLL at each year-end from December 31, 2009 through December 31, 2013 is reasonable and appropriate, reflecting both the increase in the overall ALLL in 2013 due to substantial portfolio growth and the decrease in the ALLL as a percent of outstanding loans and leases from 2009 through 2013 as a result of improving asset quality.

In response to the Staff’s comment regarding our concentration in Texas, we note that the table at the bottom of page 59 shows our loan and lease portfolio attributable to offices responsible for originating the loan or lease, but does not necessarily reflect the location of the borrower and/or the collateral. We have included this table because we believe such information provides insight into the relative productivity of our offices in various states. Further detail of the geographic distribution of our real estate loan and lease portfolio based on the location of the collateral is included on pages 60 – 61 of our 2013 Annual Report.

In light of the Staff’s comments, in future filings, we will include a more detailed disclosure of our practice of charging off losses on nonperforming loans and leases as soon as we are able to identify and reasonably quantify such losses, and how this pro-active approach causes our ALLL to nonperforming loans and leases ratio to not be a particularly appropriate indicator of the adequacy or appropriateness of the ALLL without consideration of other factors, including other asset quality metrics, growth of the portfolio and other factors that are important in determining the level of ALLL we maintain for our loans and leases. This disclosure will also include a discussion of the ALLL and the appropriate level thereof based on directional consistency with asset quality metrics and changes in the volume and overall credit quality of our loan and lease portfolio.

As requested in the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Paul Cline

May 22, 2014

Please direct any questions or additional comments regarding the 2013 Annual Report or this letter to undersigned.

Sincerely,

/s/ Greg L. McKinney
Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer

cc:	Gus Rodriguez,
Accounting Branch Chief

George Gleason,
Bank of the Ozarks, Inc.

Sal Inserra,
Crowe Horwath, LLP